IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD PROVIDES UPDATE ON THE MONSTER LAKE PROJECT, QUEBEC

Toronto, Ontario, November 1, 2017 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced assay results from the summer 2017 drilling program completed at its Monster Lake joint venture project located 50 kilometres southwest of Chibougamau, Quebec, Canada. The company is reporting the assay results from three drill holes, totaling 1,836 metres, completed at the end of July.

The assay results are provided in Table 1 below and include the following highlights:
(A drill hole plan map and longitudinal sections are attached to this news release.)

Monster Lake Shear Zone, Megane Zone:

- **Drill hole ML17-210: 4.7 metres grading 2.14 g/t gold**
  - Includes: 2.0 metres grading 3.03 g/t gold

Lower Shear Zone:

- **Drill hole ML17-208: 2.4 metres grading 7.42 g/t gold**
  - Includes: 1.0 metre grading 16.51 g/t gold

The 2017 summer drilling program was designed to test the gold bearing structures from areas accessible in the summer season. The program has specifically targeted the mineralization discovered within a structure parallel to the Monster Lake Structural Corridor ("MLSC"), the Lower Shear Zone, as well as completed one additional infill hole at the Megane zone situated within the MLSC.

The results from this drilling program have better delineated the mineralization discovered in the Lower Shear Zone, and added further definition of the Megane zone.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "These new assay results will be incorporated into the deposit model to better understand the resource potential of both the Megane zone and the Lower zone. The structural setting suggests favourable potential for the occurrence of additional mineralized shoots along this major structural corridor."

Next Steps
In the coming weeks, a winter drilling program is being planned to test extensions of the Lower zone and other structural targets along the main structures. The results from all previous drilling programs are currently being assessed to consider whether an initial mineral resource estimate is warranted by yearend.

About the Monster Lake Project
The Monster Lake project is underlain by Archean volcanic rocks of the Obatogamau Formation and is traversed by an important deformation corridor and associated gold-bearing mineralized structures. Historical drilling and exploration by TomaGold Corporation ("TomaGold') have identified a four-kilometre long structural corridor, along which most of the known gold occurrences discovered to date on the property are associated, including the Megane Zone.

The Monster Lake Project is held under an earn-in option to joint venture agreement with TomaGold. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the Project, should it spend a total of C$10.0 million

on the Project within a seven year period, beginning January 1, 2015. Should a development decision be made by the joint venture, or should the joint venture declare commercial production, TomaGold would be entitled to a further C$1.0 million payment. IAMGOLD has completed its first year commitment under the terms of the amended option earn in agreement.

On August 14, 2017, IAMGOLD subscribed for 27.7 million common shares of TomaGold from treasury representing 19.98% of the outstanding common shares of TomaGold. The common shares were purchased at a price of C$0.09 per common share, for an aggregate purchase price of C$2.5 million. Prior to the acquisition, IAMGOLD did not hold any common shares of TomaGold.

Technical Information and Quality Control Notes
The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation and review of this information is Marie-France Bugnon, P. Geo., General Manager Exploration. Marie-France is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Samples are transported in sealed bags to ALS Minerals Laboratory located in Val-d'Or, Québec. Samples are coarse crushed to a -10 mesh and then a 1000 gram split is pulverized to 95% passing -150 mesh. ALS Minerals processes analytical pulps directly at their facilities located in Val-d'Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne (g/t), another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 g/t are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standard in the sample sequence for quality control.

<u>Forward Looking Statement</u>

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "to earn", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate, IAMGOLD Corporation
Tel: (416) 933-4738 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

Table 1

Monster Lake Project Drilling Final Results - 2017 Summer Drilling Program											
Hole No.	UTM NAD83 Zone18			AZ	DIP	EOH	from	To	Interval	True Width [2]	Au [1]	NOTE
	Easting	Northing	Elevation	(°)	(°)	(m)	(m)	(m)	(m)	(m)	(g/t)	
ML-17-208	520303	5488169	370	278	-47	651	497.25	499.60	2.35	1.80	1.41	Main Shear Zone
							619.75	620.95	1.20	0.98	1.33	Lower Shear Zone
							623.75	626.65	2.90	2.38	7.42	
Including(3)							625.40	626.65	1.25	1.02	16.51	
							630.45	631.45	1.00	0.82	1.71	
ML-17-209	520303	5488169	370	284	-52	693	516.30	517.40	1.10	0.90	1.18	Main Shear Zone
							655.90	657.80	1.90	1.56	2.82	Lower Shear Zone
ML-17-210	520296	5488381	370	290	-52	492	456.00	461.70	5.70	4.67	2.14	Main Shear Zone
Including(3)							456.00	458.40	2.40	1.97	3.03	
Including(3)							460.20	461.70	1.50	1.23	3.02	

Notes:
1. Drill hole intercepts are calculated using a 0.50 g/t Au assay cut-off.
2. True widths of intersections are approximately 75 to 85% of the core interval.
3. Assays are reported uncut but high grade sub-intervals are highlighted.

DRILL HOLE PLAN MAP – MONSTER LAKE PROJECT



Chibougamau
Chapais
N
Monster Lake Project



0
0.5
kilometres
Monster Lake
Monster Lake Structural Corridor
ANNIE SHEAR ZONE
Megane Zone
ML-17-210
ML-17-208 & 209
LOWER SHEAR ZONE
MAIN SHEAR ZONE
Monster Lake Claim Block
LEGEND
2017 Summer IAMGOLD drill holes
Previous IAMGOLD drill holes
Historical drill holes
Lakes
Rivers
Main gravel roads
Bush roads

MONSTER LAKE STRUCTURAL CORRIDOR - *Longitudinal Sections*



MAIN SHEAR ZONE
ANNIE SHEAR ZONE
188
187
NSR
191
199
NSR
ML-17-208
1.41g/t Au/1.80m
ML-17-209
1.18g/t Au/0.90m
194
198B
195B
197
203
185
184
NSR
201B
200
NSR
ML-17-210
2.14g/t Au/4.67
Megane Zone
189
147
192
186
193
196
207
206
Fold Nose
190
202
3.91g/t Au/ 1.13m
204
2.74g/t Au/ 3.83m
205
NSR
Metal Factor (g/t * m.t.w)
0 to 5
5 to 10
10 to 20
20 to 50
50 to 100
+ 100
Au g/t / True width (m)
NSR – No Significant Results
LOWER SHEAR ZONE
Megane Zone
187
NSR
188
NSR
ML-14-116
NSR
191
199
ML-17-208
7.42g/t Au/2.38m
(incl. 16.51g/tAu/1.02m)
ML-17-209
2.82g/t Au/1.56m
110
203
NSR
184
185
171
177
NSR
192
175
182
200
186
193
Lower Zone lens – Located approx. 100m West of the Megane Zone
250m
ANNIE SHEAR ZONE
Megane lens
LOWER SHEAR ZONE
MAIN SHEAR ZONE
N
Vertical Longitudinal Sections Looking NW